SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                   Form 10-C
                Report by Issuer of Securities Quoted on NASDAQ
                          Interdealer Quotation System
                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder


                             MACROCHEM CORPORATION
                 (Exact Name of issuer as specified in charter)

                 110 Hartwell Avenue, Lexington, MA  02173-3134
                    (Address of principal executive offices)

Issuer's telephone number, including area code: (617) 862-4003

              I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

A.   1.  Title of security:  Common Stock, $.01 par value
     2.  Number of shares outstanding before the change:  13,129,320 at
         12/31/95
     3.  Number of shares outstanding after the change:  14,755,988
     4.  Effective date of change:  January 31 - February 2, 1996
     5.  Method of Change:
          Specify Method: Issuance of shares on partial exercise of Unit
                          Purchase Options.
          Give brief description of transaction:  Kinder Investments, L.P.
                          exercised an aggregate of 49 1/6 Units and exercised 151,667 Class A Warrants for a total of 1,626,668 shares.

B.   1.  Title of security:  Class A Warrants
     2.  Number of shares outstanding before the change:  1,434,899 at 12/31/95
     3.  Number of shares outstanding after the change:  1,774,899
     4.  Effective date of change:  January 31 - February 2, 1996
     5.  Method of change:
         Specify Method:  Issuance of Class A Warrants on partial exercise of
                          Unit Purchase Options.
         Give brief description of transaction:  Kinder Investments, L.P.
                          acquired an aggregate of 340,000 Class A Warrants in connection with the exercise of Units.

C.   1.  Title of security:  Class AA Warrants
     2.  Number of shares outstanding before the change:  1,519,899 at 12/31/95
     3.  Number of shares outstanding after the change:  2,011,566
     4.  Effective date of change:  January 31 - February 2, 1996
     5.  Method of change:
          Specify method:  Issuance of Class AA Warrants on partial exercise of
                           Unit Purchase Options.
          Give brief description of transaction:  Kinder Investments, L.P.
                           acquired an aggregate of 491,667 Class AA Warrants in connection with the exercise of Units.

                          II. CHANGE IN NAME OF ISSUER

1.   Name prior to change:
2.   Name after change:
3.   Effective date of charter amendment changing name:
4.   Date of shareholder approval of change, if required:

Date:  February 9, 1996                 MacroChem Corporation

                                        /s/ Alvin J. Karloff

                                        Alvin J. Karloff, President & C.E.O.
                                        (Officer's signature & title)